BERUSCHI & COMPANY
Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: admin@beruschi.com

02049181

July 31, 2002

02 AUG 15

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs:

PROCESSED
AUG 2 1 2002
THOMSON
FINANCIAL

Re: Regent Ventures Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-2000

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since May 10, 2002:

A. Copy of Yukon Annual Return as at July 7, 2002.

B. Copy of Yukon Notice of Change of Directors dated May 31, 2002.

C. Copy of Yukon Notice of Change of Directors dated June 18, 2002.

D. Copy of British Columbia Notice of Change of Directors dated May 31, 2002.

E. Copy of British Columbia Notice of Change of Directors dated June 18, 2002.

F. Unaudited Financial Statements and accompanying Quarterly Report

- copy of unaudited financial statements for the period ended March 31, 2002 with relevant Quarterly report on BC Form 51-901F.

G. Copies of news releases issued during the relevant period.

dlw 8/20

H. Copy of BC Form 45-902F filed with the British Columbia Securities Commission.

I. Copies of BC Forms 53-901F filed with the British Columbia and Alberta Securities Commissions.

J. Copy of TSX Venture Exchange letter of approval.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

82-2000

BUSINESS CORPORATIONS ACT (YUKON)

ANNUAL RETURN

02 AUG 15 ...

1. Corporation Name: REGENT VENTURES LTD.

2. Corporate Access Number: 23702

3. Corporation's registered office address is:

   501 - 905 West Pender Street
   Vancouver, B.C.
   V6C 1L6

4. This report contains information as at: July 7, 2002

5. Corporation's registration date in the Yukon: July 7, 1993

6. The names and addresses of the Directors are:

   Eberhard Mueller
   Penthouse 8
   1060 Alberni Street
   Vancouver, B.C.
   V6E 4K2

   Richard Wilson
   Penthouse 8
   1060 Alberni Street
   Vancouver, B.C.
   V6E 4K2

   Douglas E. Eacrett
   221 3rd Avenue
   New Westminster, B.C.
   V3L 1L9

   Edwin Ruh
   4 Crawford Street
   Suite 8
   Cambridge, Massachusetts
   02139

7. The names, addresses and office held of the Officers are:

   Eberhard Mueller
   Penthouse 8
   1060 Alberni Street
   Vancouver, B.C.
   V6E 4K2
   President/CEO/CFO

   Douglas E. Eacrett
   221 – 3rd Avenue
   New Westminster, B.C.
   V3L 1L9
   Secretary

   Joel Brownstein
   1441 3rd Avenue
   New York, NY 10028
   Vice President, Finance

8. All filings required by the *Business Corporations Act* (Yukon) have been made relating to any change in:

   (a) Directors,
   (b) Registered Office Address,
   (c) Attorney(s) Address(es),
   (d) The constating documents of the Corporation.

DATED this 15th day of July, 2002.

Authorized Signatory

Director
Title

82-2000

YUKON BUSINESS CORPORATIONS ACT
(Sections 107, 114, and 290)
(Form 1-03)

NOTICE OF DIRECTORS AND OFFICERS OR NOTICE OF CHANGE OF DIRECTORS AND OFFICERS

---

1. Name of Corporation: REGENT VENTURES LTD.

---

2. Notice is given that on the 31st day of May, 2002, the following person(s) were appointed Director(s):

   NAME AND MAILING ADDRESS:

   Douglas E. Eacrett, 221-3rd Avenue, New Westminster, BC V3L 1L9

---

3. Notice is given that on the 31st day of May, 2002, the following person(s) ceased to hold office as Director(s):

   NAME AND MAILING ADDRESS:

   Terry Fields #3 Poipu Drive, Honolulu Hawaii, 96825 USA

---

4. The Officers of the Corporation as of this date are:

NAME	OFFICES HELD
Eberhard Mueller	President/CEO/CFO
Douglas E. Eacrett	Secretary
Joel Brownstein	Vice President, Finance

5.

DATE	SIGNATURE	TITLE
July 15, 2002	[signature]	Director

82-2000

YUKON BUSINESS CORPORATIONS ACT
(Sections 107, 114, and 290)
(Form 1-03)

NOTICE OF DIRECTORS AND OFFICERS OR
NOTICE OF CHANGE OF DIRECTORS AND OFFICERS

---

1. Name of Corporation: REGENT VENTURES LTD.

---

2. Notice is given that on the 18th day of June, 2002, the following person(s) were appointed Director(s):

   NAME AND MAILING ADDRESS:

   Edwin Ruh, 4 Crawford Street, Suite 8, Cambridge, Massachusetts 02139

---

3. Notice is given that on the ____ day of ________________, 2002, the following person(s) ceased to hold office as Director(s):

   NAME AND MAILING ADDRESS:

   ____

---

4. The Officers of the Corporation as of this date are:

NAME	OFFICES HELD
Eberhard Mueller	President/CEO/CFO
Douglas E. Eacrett	Secretary
Joel Brownstein	Vice President, Finance

5.	DATE	SIGNATURE	TITLE
	July 15, 2002	[signature]	Director

82-2000

NOTICE OF DIRECTORS
Form 8 & 9
(Sections 113 & 132 Company Act)

INSTRUCTIONS:

1. Please type or print in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.
2. In Box A, enter the exact name of the company as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box D and E, enter the last name, first name, and any initials of the company's directors as indicated.
4. In Box E, the residential address of a director must be a complete physical address. You may include general delivery, post office box, rural route, site or comp. number as part of the address, but the Registry cannot accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occur on more than one date, you must complete a separate Notice of Directors form for each date.
6. An individual who has ceased being a director cannot sign this form.
7. Submit this form with a cheque or money order payable to the Minister of Finance and Corporate Relations, or provide the Registry authorization to debit the fee from a BC Online Deposit Account.

B CERTIFICATE OF INCORPORATION NO.

314354

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

A FULL NAME OF COMPANY

Regent Ventures Ltd.

C DATE OF CHANGE (YY/MM/DD)

2002/05/31

D Full names of new directors **appointed**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
Eacrett	Douglas E.

Full names of persons who have **ceased** to be directors:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
Fields	Terry

E Full names and addresses of all the directors of the company **as at the date of change listed above**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*	RESIDENTIAL ADDRESS *(INCLUDE POSTAL/ZIP CODE)*
Mueller	Eberhard	Penthouse 8 - 1060 Alberni Street, Vancouver, BC V6E 4K2
Wilson	Richard	Penthouse 8 - 1060 Alberni Street, Vancouver, BC V6E 4K2
Eacrett	Douglas E.	221 3rd Avenue, New Westminster, BC V3L 1L9

F **CERTIFIED CORRECT** - I have read this form and found it to be correct

Signature of a current Director, Officer, or Company Solicitor

DATE SIGNED
Y M D

2002/06/25

82-2000

NOTICE OF DIRECTORS
Form 8
(Section 113 Company Act)

INSTRUCTIONS:

1. Please type or print in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.
2. In Box A, enter the exact name of the company as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box D and E, enter the last name, first name, and any initials of the company's directors as indicated.
4. In Box E, the residential address of a director must be a complete physical address. You may include general delivery, post office box, rural route, site or comp. number as part of the address, but the Registry cannot accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occur on more than one date, you must complete a separate Notice of Directors form for each date.
6. An individual who has ceased being a director cannot sign this form.
7. Submit this form with a cheque or money order payable to the Minister of Finance and Corporate Relations, or provide the Registry authorization to debit the fee from a BC Online Deposit Account.

B CERTIFICATE OF INCORPORATION NO.

314354

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

A FULL NAME OF COMPANY

REGENT VENTURES LTD.

C DATE OF CHANGE (YYYY/MM/DD)

2002/06/18

D Full names of new directors **appointed**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
Ruh	Edwin

E Full names and addresses of all the directors of the company **as at the date of change listed above**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*	RESIDENTIAL ADDRESS *(INCLUDE POSTAL/ZIP CODE)*
Mueller	Eberhard	Penthouse 8 - 1060 Alberni Street, Vancouver, BC V6E 4K2
Wilson	Richard	Penthouse 8 - 1060 Alberni Street, Vancouver, BC V6E 4K2
Eacrett	Douglas E.	221 3rd Avenue, New Westminster, BC V3L 1L9
Ruh	Edwin	4 Crawford Street, Suite 8, Cambridge, Massachusetts 02139

F **CERTIFIED CORRECT** - I have read this form and found it to be correct

Signature of a current Director, Officer, or Company Solicitor

DATE SIGNED
YYYY MM DD
2002/06/25

82-2000

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF: X Schedule A
X Schedules B & C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Regent Ventures Ltd.	March 31, 2002	02/05/30

ISSUER ADDRESS
Penthouse 8 – 1060 Alberni Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver,	BC	V6E 4K2	(604) 687-3581	(604) 669-7775

CONTACT NAME	CONTACT POSTION	CONTACT TELEPHONE NO.
Richard Wilson	Director	(604) 669-7775

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Richard Wilson"	Richard Wilson	02/05/30
"Eberhard Mueller"	Eberhard Mueller	02/05/30

02 AUG 15 AM 12: 14

REGENT VENTURES LTD.

INTERIM FINANCIAL STATEMENTS

MARCH 31, 2002

(Unaudited)

LANCASTER & DAVID
CHARTERED ACCOUNTANTS

Incorporated Partners
David E. Lancaster, C.A.
Michael J. David, C.A.

NOTICE TO READER

We have compiled the interim balance sheets of Regent Ventures Ltd. as at March 31, 2002 and the interim statements of loss and deficit and cash flows for each of the three month periods ended March 31, 2002 and April 30, 2001 from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

"Lancaster & David"
CHARTERED ACCOUNTANTS

Vancouver, BC
May 7, 2002

Burnaby Office - Suite 3, 7375 Kingsway, Burnaby, BC, Canada, V3N 3B5 **Facsimile:** 604.524.9837
Vancouver Office – Suite 3240, 666 Burrard Street, Vancouver, BC, Canada, V6C 2X8 **Facsimile:** 604.602.0867
Telephone: 604.717.5526 **Email:** admin@lancasteranddavid.ca

REGENT VENTURES LTD.

INTERIM BALANCE SHEETS
(Unaudited – See Notice to Reader)

	March 31, 2002	December 31, 2001 *(Audited)*
ASSETS		
CURRENT		
Cash	$ 93,271	$ 142,464
Prepaid expenses	9,237	4,237
Short-term investments and accrued interest	10,142	10,000
Due from related parties *(Note 5)*	4,518	2,595
Taxes recoverable	1,186	12,197
	118,354	171,493
INTEREST IN MINERAL PROPERTIES	171,631	166,631
DEFERRED EXPLORATION AND DEVELOPMENT COSTS	336,040	333,696
	$ 626,025	$ 671,820
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 10,261	$ 10,724
SHAREHOLDERS' EQUITY		
SHARE CAPITAL *(Note 6)*	4,627,347	4,627,347
DEFICIT	(4,011,583)	(3,966,251)
	615,764	661,096
	$ 626,025	$ 671,820

Approved on behalf of the Board:

"Eberhard Mueller"
Eberhard Mueller - Director

"Richard Wilson"
Richard Wilson – Director

The accompanying notes are an integral part of these interim financial statements

REGENT VENTURES LTD.

INTERIM STATEMENTS OF LOSS AND DEFICIT

(Unaudited – See Notice to Reader)

	Three months ended March 31, 2002	Three months ended April 30, 2001 *(Note 4)*
INTEREST INCOME	$ 142	$ -
EXPENSES		
Bank charges and interest	186	1,162
Management fees	10,500	7,500
Office and general	9,486	2,206
Professional fees	5,329	4,702
Property investigation	2,445	-
Rent	6,075	2,950
Transfer agent and filing fees	3,954	2,801
Travel and accommodation	7,499	-
	45,474	21,321
NET LOSS FOR THE PERIOD	45,332	21,321
DEFICIT, BEGINNING OF PERIOD	3,966,251	3,836,100
DEFICIT, END OF PERIOD	$ 4,011,583	$ 3,857,421
LOSS PER SHARE	$ 0.01	$ 0.01
Weighted average number of shares outstanding	24,724,179	17,189,279

The accompanying notes are an integral part of these interim financial statements

REGENT VENTURES LTD.

INTERIM STATEMENTS OF CASH FLOWS

(Unaudited- See Notice to Reader)

	Three months ended March 31, 2002	Three months ended April 30, 2001
CASH FLOWS PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES		
Net loss for the period	$ (45,332)	$ (21,321)
Net changes in non-cash working capital items:		
Short term investments	(142)	1,224
Taxes recoverable	11,011	613
Accrued rent, management fees and property investigation to related parties	577	25,280
Accounts payable and accrued liabilities	(463)	(11,371)
	10,983	15,746
	(34,349)	(5,575)
INVESTING ACTIVITIES		
Mineral property acquisition and exploration expenditures	(12,344)	(3,990)
FINANCING ACTIVITIES		
(Payments to) advances from related parties	(2,500)	12,020
(DECREASE) INCREASE IN CASH DURING THE PERIOD	(49,193)	2,455
CASH, BEGINNING OF PERIOD	142,464	170
CASH, END OF PERIOD	$ 93,271	$ 2,625

The accompanying notes are an integral part of these interim financial statements

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis which implies the Company will continue to realize the carrying value of assets and discharge its liabilities in the normal course of business. The Company has experienced recurring losses and has not generated profitable operations to date. The continuation of the Company as a going concern is dependent upon its ability to obtain financing for the continuing exploration and development of its resource properties and the attainment of profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 – BASIS OF PRESENTATION

The accompanying unaudited interim financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for its annual financial statements. The unaudited interim financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual financial statements and should be read in conjunction with those statements. In the opinion of management, all adjustments considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included in these financial statements.

NOTE 3 – MARKETING AND DISTRIBUTION RIGHTS

The Company entered into a Distribution Agreement with an effective date of May 1, 2001 with United Energy Corporation ("UEC"), a private Nevada corporation. The Company has been granted the non-exclusive worldwide rights to market and distribute oil and gas well production enhancement and other products that UEC manufactures. The term of the agreement expires on December 31, 2005 and is renewable for a further five-year period.

NOTE 4 – COMPARATIVE FIGURES

During the prior period, the Company changed its fiscal year end from July 31 to December 31. The comparative interim financial period has been presented in accordance with National Policy #51 during this "New Financial Year". There is not a readily comparative financial statement for the three-month period ending March 31, 2002; therefore, the Company stated its comparative financial statements for the three months period ended April 30, 2001.

NOTE 5 - RELATED PARTY TRANSACTIONS

a) During the three-month period ended March 31, 2002 the Company incurred $10,500 (April 30, 2001 - $7,500) for management fees to a private company controlled by two directors of the Company. At March 31, 2002 a net amount of $6,869 (December 31, 2001 - $4,946) is due from this company and the two directors. The Company owes $351 at March 31, 2002 (December 31, 2001 - $2,351 payable) to other related parties, representing cash advances towards expenditures to be incurred on the Company's behalf. These amounts are unsecured and have no specific terms for repayment.

b) During the three-month period ended March 31, 2002 the Company incurred $2,698 (December 31, 2001- $20,184) in professional fees to a legal firm of which an officer of the Company is an employee. At March 31, 2002 $2,223 (December 31, 2001 - $2,289) is owing to this firm.

NOTE 6 - SHARE CAPITAL

Authorized:
100,000,000 common shares without par value

	Shares	Value
Issued:		
Balance as at December 31, 2000 and January 31, 2001	16,621,829	$ 3,817,112
Issued during the period		
- for settlement of debt	1,702,350	170,235
Balance as at April 30, 2001	18,324,179	3,987,347
Balance at December 31, 2001 and March 31, 2002 *(Unaudited)*	24,724,179	$ 4,627,347

Share purchase warrants are outstanding to purchase up to 6,400,000 common shares exercisable at a price of $0.15 per share up to September 6, 2003. The warrants are subject to a hold period and may not be traded until various dates between January 6, 2002 and August 24, 2002.

NOTE 7 – STOCK OPTION PLAN

The Company's Board of Directors have approved a stock incentive plan in accordance with the policies of the Canadian Venture Exchange. The Board of Directors is authorized to grant options to directors, officers, consultants or employees to acquire up to 10% of issued and outstanding common shares. The exercise price of options granted shall not be less than the price permitted by any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction. A summary of the changes in the Company's common share purchase options is presented below:

	Three months ended March 31, 2002		Five months ended December 31, 2001	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of period	1,832,417	$ 0.10	1,832,417	$ 0.10
Granted	640,000	0.11	-	-
Exercised	-	-	-	-
Forfeited / Cancelled	-	-	-	-
Balance, end of period	2,472,417	$ 0.10	1,832,417	$ 0.10

Director and employee stock options are outstanding to purchase up to 2,472,417 common shares as follows: stock options to acquire 1,832,417 common shares exercisable at a price of $0.10 per share up to April 26, 2003; and stock options to acquire 640,000 common share exercisable at a price of $0.11 per share up to January 14, 2004.

Regent Ventures Ltd.

Form 51-901F - Quarterly Report
For Three Months Ended March 31, 2002

Schedule B:

1. *Analysis of deferred exploration costs.*

Balance at December 31, 2001	$ 333,696
Incurred during the period:	
Field expenses and other	2,344
Balance at March 31, 2002	$ 336,040

2. *Related party transactions.* See Schedule A.

3. *Summary of securities issued and options granted during the period:*

a) Summary of securities issued during the three months ended March 31, 2002: **NIL**

Date of Issue	Type of Security	Type of Issue	Number	Price	Consideration	Proceeds	Commission paid

b) Summary of options granted during the three months ended March 31, 2002:

Date of Issue	Name of optionee	Type of security	Number	Exercise price	Expiry date
Jan. 14, 2002	Eberhard Mueller	Stock options	640,000	$0.11	Jan. 14, 2004

4. *Summary of securities as at the end of the reporting period*

a) Authorized share capital: 100,000,000 common shares without par value.

b) Issued share capital: 24,724,179 common shares without par value.

c) Options and Warrants outstanding: See Schedule A.

d) Number of shares held in escrow: NIL

5. *Directors and Officers as at May 30, 2002:*

Directors	Officers
Eberhard Mueller	Eberhard Mueller, President
Richard Wilson	Doug Eacrett, Secretary
Terry Fields	Joel Brownstein, Vice-President, Finance

Regent Ventures Ltd.

Form 51-901F - Quarterly Report
For Three Months Ended March 31, 2002

Schedule C:

Management Discussion

SCHEDULE C: MANAGEMENT DISCUSSION

The Issuer is a junior resource company engaged in the exploration and development of mineral resources properties with its principal focus on gold and other precious metals. The Issuer is also pursuing joint venture opportunities for oil well production enhancement.

The Issuer's mineral resource holdings consist of a 100% interest in approximately 250 claims comprising approximately 10,000 acres located in the Mayo Mining District, Yukon Territory (the "Red Mountain Property"). 68 of the claims, known as the BX Claims, are subject to a 1.0% royalty. The Issuer also holds a non-exclusive worldwide right to market and distribute KH-30, an environmentally friendly, biodegradable solvent that has been proven successful in reducing paraffin in oil well bores and flow lines and thereby increasing oil flow.

As the Issuer's work season on its mineral property, located in the Yukon Territory, is limited to the summer and early fall months, no exploration activity occurred in the three months ended March 31, 2002. A small staking program was undertaken in the period to acquire additional claims adjacent to the Red Mountain Property. Additionally, demonstrations and tests of the KH-30 paraffin dispersant continued to be carried out for interested parties. These tests produced encouraging results, however, in all cases more testing is required.

Operating expenses for the three months ended March 31, 2002 with respect to the staking program amounted to $2,344 with an additional $5,000 added to property acquisition costs. No exploration or similar work was carried out in the three months ended April 30, 2001. (The Issuer changed its year end from July 31 to December 31 as of last year.)

Expenses incurred in the conduct of the Issuer's corporate administration for the three month period totalled $45,474 as compared with $21,321 for the three months ended April 30, 2001. The increase in costs is generally due to the increased activity of the Issuer following its private placement financing last summer. Nearly all costs are up, except bank charges and interest expense which is down with the repayment of the most of the debt. Management fees are up $3000 for the period as a result of a revision to the management agreement last summer increasing the monthly fee by $1,000. The Issuer also incurred $2,445 in property investigation expenses this period (none in 2001) with respect to a proposed acquisition that was not proceeded with and $7,499 (none in 2001) in travel and accommodation expenses with respect to the attendance of one director at meetings.

The Issuer has no operating revenues and finances its operations principally through the sale of shares in its capital. In the short term, directors of the Issuer have provided cash advances to meet urgent

operating needs. At the beginning of the period at January 1, 2002, the Issuer had working capital of $160,769.

With the exploration activities shut down for the winter and minimum administrative outlays, the Issuer's working capital at March 31, 2002 was $108,093. The Issuer intends to continue its exploration program and complete the remaining 5,800 feet of drilling that had been recommended as soon as access to the property and water are available in 2002. These activities along with the administration of its corporate affairs will be funded in part from working capital on hand and in part from the sale of shares in the Issuer's capital, the latter from the exercise of outstanding warrants and incentive stock options or from additional private placements of its securities. There can be no assurance that the Issuer will be able to raise the necessary funds in this manner.

Subsequent to the period end, during the last week of May, the Issuer mobilized a crew to open its field camp at the Red Mountain Property with a view to the 2002 work program commencing in the middle of June.

During the three months ended March 31, 2002, the Issuer accrued or paid:

1. Management fees of $10,500 to Mercap Investments Inc., a private company owned fifty percent by Ed Mueller, President and a director of the Issuer, and fifty percent by Richard Wilson, a director of the Issuer; and

2. Legal fees of $2,698 to a law firm of which Douglas Eacrett, Secretary of the Issuer, is an associate.

No investor relations activities were undertaken by or on behalf of the Issuer during the period and no investor relations arrangements or contracts were entered into by the Issuer during the period.

82-2000

REGENT VENTURES LTD.

Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2
Telephone: (604) 669-7775
Fax: (604) 687-3581

May 31, 2002

Trading Symbol: REV
12g3-2(b): 82-2000

NEWS RELEASE

Regent Ventures Ltd. (the "Company") is pleased to announce that its unaudited interim financial statements for the three-month period ended March 31, 2002 have been filed. Operating expenses for the three months ended March 31, 2002 with respect to the staking program amounted to $2,344 with an additional $5,000 added to property acquisition costs. No exploration or similar work was carried out in the three months ended April 30, 2001. (The Company changed its year-end from July 31 to December 31 as of last year.)

Expenses incurred in the conduct of the Company's corporate administration for the three-month period totalled $45,474 as compared with $21,321 for the three months ended April 30, 2001. The increase in costs is generally due to the increased activity of the Company following its private placement financing last summer. Nearly all costs are up, except bank charges and interest expense which is down with the repayment of the most of the debt. Management fees are up $3,000 for the period as a result of a revision to the management agreement last summer increasing the monthly fee by $1,000. The Company also incurred $2,445 in property investigation expenses this period (none in 2001) with respect to a proposed acquisition that was not proceeded with and $7,499 (none in 2001) in travel and accommodation expenses with respect to the attendance of one director at meetings.

The Company has no operating revenues and finances its operations principally through the sale of shares in its capital. In the short term, directors of the Company have provided cash advances to meet urgent operating needs. At the beginning of the period at January 1, 2002, the Company had working capital of $160,769.

With the exploration activities shut down for the winter and minimum administrative outlays, the Company's working capital at March 31, 2002 was $108,093. The Company intends to continue its exploration program and complete the remaining 5,800 feet of drilling that had been recommended as soon as access to the property and water are available in 2002. These activities along with the administration of its corporate affairs will be funded in part from

working capital on hand and in part from the sale of shares in the Company's capital, the latter from the exercise of outstanding warrants and incentive stock options or from additional private placements of its securities. There can be no assurance that the Company will be able to raise the necessary funds in this manner.

Subsequent to the period end, during the last week of May, the Company mobilized a crew to open its field camp at the Red Mountain Property with a view to the 2002 work program commencing in the middle of June.

The Company also announces that at its Annual General Meeting held earlier today Ed Mueller, Richard Wilson and Douglas Eacrett were elected as Directors of the Company. Mr. Mueller is the President of the Company.

REGENT VENTURES LTD.

per:____________________
Douglas E. Eacrett, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-2000

REGENT VENTURES LTD.

Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2
Telephone: (604) 669-7775
Fax: (604) 687-3581
Website: www.regentventures.ca

June 18, 2002

Trading Symbol: REV
12g3-2(b): 82-2000

WORK PROGRAM AND FINANCING ANNOUNCED

Red Mountain Property

Regent Ventures Ltd. (the "Company" or "Regent") announces that it has commenced its work program on its Red Mountain project in the Yukon. 20,000 feet of diamond drilling, geophysics and soil sampling will be the focus of this year's program.

Previous drilling on the Red Mountain project produced encouraging intercepts in two holes of respectively 11 feet (3.3meters) of 0.44 ounce per ton of gold (15 grams per tonne) and 11 feet (3.3 meters) of 0.58 ounce per ton of gold (19.8 grams per tonne) which will be followed up by this program.

The Company's Red Mountain project is located in the Yukon's Tintina gold belt, which with recent discoveries and development of the Fort Knox, Pogo and other significant intrusion related gold deposits will see renewed interest with the recent increase in the price of gold. Regent's land position is in excess of 200 claims comprising an area of over 16 square miles (10,500 acres).

Private Placement

To provide additional funds for its work program, the Company has agreed to a $1,000,000 private placement of 5,000,000 units of its securities at a price of $0.20 per unit, each unit consisting of one common share and one non-transferable share purchase warrant, with each such warrant entitling the holder to purchase one additional common share of the Company at a price of $0.25 per share for one year. 4,000,000 units of the private placement will be issued on a flow-through basis.

The proceeds of the private placement will be used for exploration at the Company's Red Mountain project.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

KH-30 Paraffin Dispersant

The Company and United Energy Corporation ("United Energy"), the manufacturer of the environmentally friendly oil well flow-enhancing KH-30, continue to field test and develop new delivery techniques for this product. Personnel from Regent will attend a testing program being conducted by United Energy in the United States shortly, which will be followed by additional field-testing by Regent in Alberta.

Appointment of Director

The Company is pleased to announce that Mr. Edwin Ruh, Jr. of Cambridge, Massachusetts has been appointed to the Board of Directors of the Company. Mr. Ruh brings to the Board nearly 20 years of experience in private investment banking and project financing with such entities as Gerken Capital Associates, Sino-Asia Industrial Equity Fund and The Fuji Bank, Limited. Currently Mr. Ruh is President and C.E.O. of VERITAS Venture Lab, which he founded to provide financial support and advisory services for companies created by students, faculty, staff, alumni and affiliates of Harvard University.

REGENT VENTURES LTD.

per: ______________________
Ed Mueller, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-2000

REGENT VENTURES LTD.

Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2
Telephone: (604) 669-7775
Fax: (604) 687-3581
Website: www.regentventures.ca

June 28, 2002

Trading Symbol: REV
12g3-2(b): 82-2000

OPTIONS GRANTED

Regent Ventures Ltd. (the "Company") announces that it has granted Incentive Stock Options on 2,600,000 shares of the Company's capital stock, exercisable up to two (2) years at a price of $0.17 per share which price is not lower than the last closing price of the Company's shares prior to this announcement less the applicable discount. The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

REGENT VENTURES LTD.

per:____________________
Douglas Eacrett, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

REGENT VENTURES LTD.

Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2
Telephone: (604) 669-7775
Fax: (604) 687-3581
Website: www.regentventures.ca

July 25, 2002

Trading Symbol: REV
12g3-2(b): 82-2000

SUMMARY OF ACTIVITIES ON RED MOUNTAIN PROJECT, YUKON

Regent Ventures Ltd. (the "Company") announces that its 2002 work program on its Red Mountain Project near Mayo, Yukon Territory, is progressing well. To date, the Company has completed its planned surface programs including line cutting, geophysical (IP and ground magnetics) and geochemical surveys and has conducted geological compilation and mapping. Diamond drilling of identified targets has commenced and will comprise the balance of this summer's program. Assay results of the first diamond drill holes have not been received yet, however, some of the other results of the work to date follow.

Geophysical work

The Company conducted an induced polarization (IP) survey of 18 lines (each line approximately 1.2 miles (1.9 kilometres) in length and spaced 330 feet (100 metres) apart) in the main Red Mountain camp grid area, now referred to as the Saddle Zone, where the bulk of previous work was conducted. Results show two broad, prominent zones of high chargeability and conductivity, plus a number of more subtle and smaller anomalous zones. One of the most prominent anomalous zones coincides with the surface projection mapped for a structure referred to as the 50/50 fault and with a linear surface geochemical trend anomalous in gold. The second prominent anomaly extends for 0.75 miles (1.2 kilometres) coincident with a wide surface geochemical anomaly. This second anomaly is interpreted as being either the continuation of the surface trace of the 50/50 fault, or a second structure splaying off or truncating the 50/50 fault.

A second IP and ground magnetics survey was carried out to the south of the first on 3 lines (each line approximately 1 mile (1.6 kilometres) in length and spaced 330 feet (100 metres) apart). Results show a prominent anomalous zone coincident with a pronounced gold in soils geochemical anomaly at the headwaters of Hobo Creek.

Geochemical surveys

The program involved the collection and analysis of 260 infill samples on the Saddle Zone grid. Sampling was conducted on 164 foot (50 metre) spaced lines with stations spaced 82 feet (25 metres) apart with values ranging from 65 to 595 ppb gold. Sample results confirmed the anomalous gold distribution pattern observed in the 1995 survey. Approximately 2 miles (3

kilometres) to the south of the Saddle Zone, near the headwaters of Hobo Creek, geological mapping, I.P. surveys and soil sampling have been carried out. 220 samples are in for assay. A number of northwest-trending structures have been identified. This new area will be drill tested on a priority basis.

Diamond Drilling

Assay results are still pending on the first holes drilled this year and the comments that follow are primarily discussion of the geological objectives of each hole.

The first three holes drilled in this program concentrated on identifying possible extensions and structural controls over the high-grade intersection occurring in DD01-28 drilled during the 2001 work program. The first hole this year, DD02-33 (699 feet (213 m) total depth), was aimed to test the depth continuity of this structure. The second hole, DD02-34 (591 feet (180 m) total depth), was aimed at testing the lateral extension of a breccia zone observed in previous holes RC95-02, DD95-12 and DD94-02 drilled in 1994 and 1995. The third hole, DD02-35 (843 feet (257 m) total depth), was aimed at testing the type and lateral continuity of the zones between high-grade intervals in RC95-05 (1995) and DD01-28 (2001).

Results for these holes will be published together following receipt and analysis of the assay information.

Geological mapping and compilation

Compilation and interpretation of the 1994 through 2002 geological database shows a structurally complex setting. High-grade gold values are associated with breccia zones and intersections of flat-lying faults and dikes. The 50/50 fault zone constitutes a significant exploration target consisting of anomalous gold and silver in soils, an IP chargeability high, a local conductor coincident with the chargeability high and a pronounced topographic feature containing pervasively oxidized sediments.

Proposed upcoming work

The principal proposed work for the balance of this year is to drill test the three prominent IP targets referred to above. As stated earlier, priority will be given to drilling the new zone at the headwaters of Hobo Creek. This will be followed by drilling the prominent IP target at the 50/50 fault zone and the other prominent target referred to as the Gossan Zone on IP line 14N.

REGENT VENTURES LTD.

per: [signature]
Ed Mueller, President

BC FORM 45-902F (Formerly Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

1. State the full name, address and telephone number of the issuer of the security distributed.

   Regent Ventures Ltd.
   Name of issuer
   Penthouse 8, 1060 Alberni Street, Vancouver, BC V6E 4K2
   Address
   (604) 669-7775
   Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

   The Issuer is a reporting issuer in British Columbia and Alberta.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

   The Issuer is listed on the TSX Venture Exchange.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   Incentive Stock Options - 2,600,000 common shares exercisable at a price of $0.17 per share on or before June 28, 2004.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

Full Name of Purchaser and Municipality and Jurisdiction of Residence	Number of Securities Purchased	Date of Distribution	Price Per Security/ Total Purchase Price (Canadian $)	Exemption Relied On	Length of any Restricted or Seasoning Period
Eberhard Mueller Vancouver, BC	450,000 options	July 10, 2002	$0.17	74(2)(9) of the Act	4 months (TSX Venture Exchange)

Richard Wilson Vancouver, BC	600,000 options	July 10, 2002	$0.17	74(2)(9) of the Act	4 months (TSX Venture Exchange)
Edwin Ruh, Jr. Cambridge, MA	500,000 options	July 10, 2002	$0.17	74(2)(9) of the Act	4 months (TSX Venture Exchange)
Douglas E. Eacrett New Westminster, BC	150,000 options	July 10, 2002	$0.17	74(2)(9) of the Act	4 months (TSX Venture Exchange)
Joel Brownstein New York, NY	200,000 options	July 10, 2002	$0.17	74(2)(9) of the Act	4 months (TSX Venture Exchange)
Cory Coe Courtenay, BC	500,000 options	July 10, 2002	$0.17	74(2)(9) of the Act	4 months (TSX Venture Exchange)
Roy Mueller Whitehorse, YT	200,000 options	July 10, 2002	$0.17	74(2)(9) of the Act	4 months (TSX Venture Exchange)

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

   See attached schedule.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

   $289,000.00 (if exercised).

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

   If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and Address of Person Being Compensated	Compensation Paid (number and type of security and/or cash amount (Canadian $)	Price Per Share (Canadian $)
N/A		

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, British Columbia, this 15th day of July, 2002.

REGENT VENTURES LTD.
Name of issuer *(please print)*

Signature of authorized signatory

Richard Wilson, Director
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:
File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice - Collection and use of personal information
The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the *Securities Act.* All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the *Securities Act.* If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C., V7Y 1L2. Telephone 604-899-6854. Toll free in British Columbia and Alberta 1-800-373-6393.

82-2000

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Regent Ventures Ltd.
Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2

Item 2. **Date of Material Change**

May 31, 2002

Item 3. **Press Release**

Press Release dated May 31, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces filing of its unaudited interim financial statements for the three-month period ended March 31, 2002, financial results for the same period and the election of directors at its Annual General Meeting.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that its unaudited interim financial statements for the three-month period ended March 31, 2002 have been filed. Operating expenses for the three months ended March 31, 2002 with respect to the staking program amounted to $2,344 with an additional $5,000 added to property acquisition costs. No exploration or similar work was carried out in the three months ended April 30, 2001. (The Issuer changed its year-end from July 31 to December 31 as of last year.)

Expenses incurred in the conduct of the Issuer's corporate administration for the three-month period totalled $45,474 as compared with $21,321 for the three months ended April 30, 2001. The increase in costs is generally due to the increased activity of the Issuer following its private placement financing last summer. Nearly all costs are up, except bank charges and interest expense

which is down with the repayment of the most of the debt. Management fees are up $3,000 for the period as a result of a revision to the management agreement last summer increasing the monthly fee by $1,000. The Issuer also incurred $2,445 in property investigation expenses this period (none in 2001) with respect to a proposed acquisition that was not proceeded with and $7,499 (none in 2001) in travel and accommodation expenses with respect to the attendance of one director at meetings.

The Issuer has no operating revenues and finances its operations principally through the sale of shares in its capital. In the short term, directors of the Issuer have provided cash advances to meet urgent operating needs. At the beginning of the period at January 1, 2002, the Issuer had working capital of $160,769.

With the exploration activities shut down for the winter and minimum administrative outlays, the Issuer's working capital at March 31, 2002 was $108,093. The Issuer intends to continue its exploration program and complete the remaining 5,800 feet of drilling that had been recommended as soon as access to the property and water are available in 2002. These activities along with the administration of its corporate affairs will be funded in part from working capital on hand and in part from the sale of shares in the Issuer's capital, the latter from the exercise of outstanding warrants and incentive stock options or from additional private placements of its securities. There can be no assurance that the Issuer will be able to raise the necessary funds in this manner.

Subsequent to the period end, during the last week of May, the Issuer mobilized a crew to open its field camp at the Red Mountain Property with a view to the 2002 work program commencing in the middle of June.

The Issuer also announces that at its Annual General Meeting held earlier today Ed Mueller, Richard Wilson and Douglas Eacrett were elected as Directors of the Issuer. Mr. Mueller is the President of the Issuer.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Eberhard Mueller, President - (604) 669-7775.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 6th day of June, 2002.

Douglas E. Eacrett, Director

82-2000

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. Reporting Issuer

Regent Ventures Ltd.
Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2

Item 2. Date of Material Change

June 18, 2002

Item 3. Press Release

Press Release dated June 18, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer announces the commencement of a work program on its Red Mountain project, announces a private placement of its securities, gives an update on the testing of the KH-30 paraffin dispersant and announces the appointment of a director.

Item 5. Full Description of Material Change

Red Mountain Property

The Issuer announces that it has commenced its work program on its Red Mountain project in the Yukon. 20,000 feet of diamond drilling, geophysics and soil sampling will be the focus of this year's program.

Previous drilling on the Red Mountain project produced encouraging intercepts in two holes of respectively 11 feet (3.3meters) of 0.44 ounce per ton of gold (15 grams per tonne) and 11 feet (3.3 meters) of 0.58 ounce per ton of gold (19.8 grams per tonne) which will be followed up by this program.

The Issuer's Red Mountain project is located in the Yukon's Tintina gold belt,

which with recent discoveries and development of the Fort Knox, Pogo and other significant intrusion related gold deposits will see renewed interest with the recent increase in the price of gold. The Issuer's land position is in excess of 200 claims comprising an area of over 16 square miles (10,500 acres).

Private Placement

To provide additional funds for its work program, the Issuer has agreed to a $1,000,000 private placement of 5,000,000 units of its securities at a price of $0.20 per unit, each unit consisting of one common share and one non-transferable share purchase warrant, with each such warrant entitling the holder to purchase one additional common share of the Issuer at a price of $0.25 per share for one year. 4,000,000 units of the private placement will be issued on a flow-through basis.

The proceeds of the private placement will be used for exploration at the Issuer's Red Mountain project.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

KH-30 Paraffin Dispersant

The Issuer and United Energy Corporation ("United Energy"), the manufacturer of the environmentally friendly oil well flow-enhancing KH-30, continue to field test and develop new delivery techniques for this product. Personnel from the Issuer will attend a testing program being conducted by United Energy in the United States shortly, which will be followed by additional field-testing by the Issuer in Alberta.

Appointment of Director

The Issuer is pleased to announce that Mr. Edwin Ruh, Jr. of Cambridge, Massachusetts has been appointed to the Board of Directors of the Issuer. Mr. Ruh brings to the Board nearly 20 years of experience in private investment banking and project financing with such entities as Gerken Capital Associates, Sino-Asia Industrial Equity Fund and The Fuji Bank, Limited. Currently Mr. Ruh is President and C.E.O. of VERITAS Venture Lab, which he founded to provide financial support and advisory services for companies created by students, faculty, staff, alumni and affiliates of Harvard University.

Item 6. <u>Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act</u>

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta

Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Eberhard Mueller, President - (604) 669-7775.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 25th day of June, 2002.

Eberhard Mueller, President

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Regent Ventures Ltd.
Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2

Item 2. **Date of Material Change**

June 28, 2002

Item 3. **Press Release**

Press Release dated June 28, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the grant of incentive stock options.

Item 5. **Full Description of Material Change**

The Issuer announces that it has granted Incentive Stock Options on 2,600,000 shares of the Issuer's capital stock, exercisable up to two (2) years at a price of $0.17 per share which price is not lower than the last closing price of the Issuer's shares prior to this announcement less the applicable discount. The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Eberhard Mueller, President - (604) 669-7775.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 5th day of July, 2002.

Richard Wilson, Director

82-2000

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Regent Ventures Ltd.
Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2

Item 2. **Date of Material Change**

July 25, 2002

Item 3. **Press Release**

Press Release dated July 25, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer reports on its 2002 work program to date on its Red Mountain Property.

Item 5. **Full Description of Material Change**

The Issuer announces that its 2002 work program on its Red Mountain Project near Mayo, Yukon Territory, is progressing well. To date, the Issuer has completed its planned surface programs including line cutting, geophysical (IP and ground magnetics) and geochemical surveys and has conducted geological compilation and mapping. Diamond drilling of identified targets has commenced and will comprise the balance of this summer's program. Assay results of the first diamond drill holes have not been received yet, however, some of the other results of the work to date follow.

Geophysical work

The Issuer conducted an induced polarization (IP) survey of 18 lines (each line approximately 1.2 miles (1.9 kilometres) in length and spaced 330 feet (100 metres) apart) in the main Red Mountain camp grid area, now referred to as the

Saddle Zone, where the bulk of previous work was conducted. Results show two broad, prominent zones of high chargeability and conductivity, plus a number of more subtle and smaller anomalous zones. One of the most prominent anomalous zones coincides with the surface projection mapped for a structure referred to as the 50/50 fault and with a linear surface geochemical trend anomalous in gold. The second prominent anomaly extends for 0.75 miles (1.2 kilometres) coincident with a wide surface geochemical anomaly. This second anomaly is interpreted as being either the continuation of the surface trace of the 50/50 fault, or a second structure splaying off or truncating the 50/50 fault.

A second IP and ground magnetics survey was carried out to the south of the first on 3 lines (each line approximately 1 mile (1.6 kilometres) in length and spaced 330 feet (100 metres) apart). Results show a prominent anomalous zone coincident with a pronounced gold in soils geochemical anomaly at the headwaters of Hobo Creek.

Geochemical surveys

The program involved the collection and analysis of 260 infill samples on the Saddle Zone grid. Sampling was conducted on 164 foot (50 metre) spaced lines with stations spaced 82 feet (25 metres) apart with values ranging from 65 to 595 ppb gold. Sample results confirmed the anomalous gold distribution pattern observed in the 1995 survey. Approximately 2 miles (3 kilometres) to the south of the Saddle Zone, near the headwaters of Hobo Creek, geological mapping, I.P. surveys and soil sampling have been carried out. 220 samples are in for assay. A number of northwest-trending structures have been identified. This new area will be drill tested on a priority basis.

Diamond Drilling

Assay results are still pending on the first holes drilled this year and the comments that follow are primarily discussion of the geological objectives of each hole.

The first three holes drilled in this program concentrated on identifying possible extensions and structural controls over the high-grade intersection occurring in DD01-28 drilled during the 2001 work program. The first hole this year, DD02-33 (699 feet (213 m) total depth), was aimed to test the depth continuity of this structure. The second hole, DD02-34 (591 feet (180 m) total depth), was aimed at testing the lateral extension of a breccia zone observed in previous holes RC95-02, DD95-12 and DD94-02 drilled in 1994 and 1995. The third hole, DD02-35 (843 feet (257 m) total depth), was aimed at testing the type and lateral continuity of the zones between high-grade intervals in RC95-05 (1995) and DD01-28 (2001).

Results for these holes will be published together following receipt and analysis of the assay information.

Geological mapping and compilation

Compilation and interpretation of the 1994 through 2002 geological database shows a structurally complex setting. High-grade gold values are associated with breccia zones and intersections of flat-lying faults and dikes. The 50/50 fault zone constitutes a significant exploration target consisting of anomalous gold and silver in soils, an IP chargeability high, a local conductor coincident with the chargeability high and a pronounced topographic feature containing pervasively oxidized sediments.

Proposed upcoming work

The principal proposed work for the balance of this year is to drill test the three prominent IP targets referred to above. As stated earlier, priority will be given to drilling the new zone at the headwaters of Hobo Creek. This will be followed by drilling the prominent IP target at the 50/50 fault zone and the other prominent target referred to as the Gossan Zone on IP line 14N.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Eberhard Mueller, President - (604) 669-7775.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 25th day of July, 2002.

Douglas E. Eacrett, Director

tsx venture EXCHANGE

July 10, 2002

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Douglas E. Eacret

Dear Sir\Madame:

Re: Regent Ventures Ltd. (the "Company") - Submission #76289

We acknowledge receipt of your letter dated July 5, 2002 and confirm that we have accepted for filing the options to buy shares of the Company issued to the following Directors/Employees:

Name	No. of Shares
Eberhard Mueller	450,000
Richard Wilson	600,000
Edwin Ruh, Jr.	500,000
Douglas Eacrett	150,000
Joel Brownstein	200,000
Cory Coe	500,000
Roy Mueller	200,000

The options are exercisable up to June 28, 2004 at a price of $0.17 per share.

We advise that the Company is required to ensure that its transfer agent complies with Policy 4.4, to inform the Exchange when any of the options are exercised in order that our records may be properly maintained.

We remind the company pursuant to Corporate Finance Policy 4.4, section 2.7:
"In addition to any Resale Restrictions under Securities Laws, all stock options and any Listed Shares issued on the exercise of the stock options must be legended with a four month Exchange hold period from the date the stock options are granted".

It is the responsibility of the Company to determine the availability of the exemption(s) in the Securities Act used and to meet all legal requirements of the exemption(s). Also, the Company is to ensure that the requirements of Corporate Finance Policy 4.4, sections 2.9 and 2.10 have been met, with respect to shareholder approval.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6528 / FAX: (604) 844-7502 / EMAIL: sean.joe@tsxventure.com.

Yours truly,

Sean Joe
Analyst
Corporate Finance

SJ\nl

cc: Regent Ventures Ltd.

File: ::ODMA\PCDOCS\DOCP\955311\1